Free Writing Prospectus	Filed pursuant to Rule 433
Filed on September 10, 2020	Registration Statement Nos. 333-226311 and 333-206800

Oesterreichische Kontrollbank Aktiengesellschaft

US$1,500,000,000 0.375% Guaranteed Global Notes due 2025

FINAL TERM SHEET

September 10, 2020

Issuer:	Oesterreichische Kontrollbank AG (“OeKB”)
Guarantor:	Republic of Austria
Issuer Rating:	AA+ (stable) by Standard & Poor’s Ratings Services and Aa1 (stable) by Moody’s Investors Service[1]
Principal Amount:	US$1,500,000,000
Pricing Date:	September 10, 2020
Closing Date:	September 17, 2020 (T+5)
Maturity Date:	September 17, 2025
Redemption Price at Maturity:	100.000%
Interest Rate:	0.375% per annum (paid semi-annually 30/360, following, unadjusted)
Interest Payment Dates:	March 17 and September 17 of each year
First Interest Payment Date:	March 17, 2021
Reoffer Spread:	18.75 bps over 0.250% US Treasury due August 31, 2025, such Treasury security yielding 0.280% semi-annually
Price to Public/Issue Price:	99.541%
Underwriting Commissions:	0.125%
Proceeds to OeKB:	99.416%
Format:	Registered global notes
Denominations:	US$1,000
Listing:	Regulated Market of the Luxembourg Stock Exchange
Business Days:	New York, London
Clearing System:	DTC (deliverable through Clearstream Luxembourg and Euroclear)
Underwriters:	Barclays Bank PLC, Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, LLC
ISIN:	US676167CB35
CUSIP:	676167 CB3

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

It is expected that delivery of the securities will be made against payment on or about September 17, 2020, which will be the fifth business day following the date of pricing of the securities (such settlement cycle being referred to as “T+5”). Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any date prior to two business days before delivery will be required, by virtue of the fact that the securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the securities on any date prior to two business days before delivery should consult their own advisors.

You can access the prospectus relating to the registration statement at the following website:

https://www.sec.gov/Archives/edgar/data/202811/000119312518274666/d626761d424b3.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Bank PLC toll-free at 1-888-603-5847, Citigroup Global Markets Limited at +44 (0)20 7986 9000, HSBC Bank plc at
+44 (0)20 7991 8888 or RBC Capital Markets, LLC toll-free at +1-866-375-6829.

Notice by certain Underwriters to Distributors regarding MiFID II Product Governance

Each of Barclays Bank PLC, Citigroup Global Markets Limited and HSBC Bank plc, acting in their capacity as manufacturers of the Notes (in such capacity, the “Manufacturers”) in the meaning of Directive 2014/65/EU and implementing legislation (as amended, “MiFID II”), hereby inform prospective distributors for the purpose of the product governance rules under MiFID II that the target market assessment made by the Manufacturers in respect of the Notes in accordance with the product governance rules under MiFID II has led the Manufacturers to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any distributor should take into consideration the Manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the Manufacturers’ target market assessment), determining appropriate distribution channels and performing the suitability and appropriateness assessment with respect to each client.

2